November 19, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C.  20549

Attention:              Karl Hiller, Branch Chief

Re:          Mead Johnson Nutrition Company (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 001-34251

Dear Mr. Hiller:

After further consideration by management and based on the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) from our discussion on October 24, 2013, the Company has decided to disaggregate one of its previously presented reportable segments, effective with the filing of our Annual Report on Form 10-K for the year ending December 31, 2013 (the “2013 Form 10-K”).  The Company will disaggregate Asia/Latin America into two reportable segments:  (1) Asia and (2) Latin America.  As such, the Company will have three reportable segments:  (1) Asia, (2) Latin America and (3) North America/Europe.  This disaggregation is consistent with the email correspondence submitted by the Company to the Commission on November 6, 2013 (a copy of which is attached hereto as Exhibit A).

As a result of its segment disaggregation, the Company will revise its Segment Information footnote in the 2013 Form 10-K to conform to this new presentation, including three-year comparable historical data; the Segment Information footnote for the 2013 Form 10-K will appear as follows:

SEGMENT INFORMATION

MJN operates in four geographic operating segments:  Asia, Europe, Latin America and North America.  In the fourth quarter of 2013, the Company revised its reportable segments. Previously the Company had two reportable segments: Asia/Latin America and North America/Europe. In the fourth quarter of 2013, the Company expanded the number of reportable segments to three as it separated the Asia/Latin America segment into two reportable segments: Asia and Latin America. The North America/Europe reportable segment remains unchanged. Prior year comparative information has been revised to conform to the current reportable segment presentation.

Corporate and Other consists of unallocated general and administrative expenses; global business support activities, including research and development, marketing and supply chain costs; and income or expenses incurred within the operating segments that are not reflective of ongoing operations and affect the comparability of the operating segments’ results.  The Company’s products are sold principally to wholesalers, retailers and distributors.  One customer of the Asia, Latin America and North America/Europe segments accounted for XX%, XX% and XX% of the Company’s gross sales for the years ended December 31, 2013, 2012 and 2011,

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respectively; a second customer of the Asia segment accounted for XX%, XX% and XX% of the Company’s gross sales for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company’s segment, product and geographic results consisted of:

(In millions)	Net Sales	Earnings Before Interest and Income Taxes	Year-End Assets	Payments for Capital Expenditures	Depreciation and Amortization
Year ended December 31, 2013
Asia	$ XX	$ XX	$ XX	$ XX	$ XX
Latin America	XX	XX	XX	XX	XX
North America/Europe	XX	XX	XX	XX	XX
Total operating segments	XX	XX	XX	XX	XX
Corporate and Other	—	XX	XX	XX	XX
Total	$ XX	$ XX	$ XX	$ XX	$ XX
Year ended December 31, 2012
Asia	$ XX	$ XX	$ XX	$ XX	$ XX
Latin America	XX	XX	XX	XX	XX
North America/Europe	XX	XX	XX	XX	XX
Total operating segments	XX	XX	XX	XX	XX
Corporate and Other	—	XX	XX	XX	XX
Total	$ XX	$ XX	$ XX	$ XX	$ XX
Year ended December 31, 2011
Asia	$ XX	$ XX	$ XX	$ XX	$ XX
Latin America	XX	XX	XX	XX	XX
North America/Europe	XX	XX	XX	XX	XX
Total operating segments	XX	XX	XX	XX	XX
Corporate and Other	—	XX	XX	XX	XX
Total	$ XX	$ XX	$ XX	$ XX	$ XX

Net Sales (in millions)	Infant Formula		Children’s Nutrition		Other		Total
Year ended December 31, 2013	$	XX	$	XX	$	XX	$	XX
Year ended December 31, 2012	$	XX	$	XX	$	XX	$	XX
Year ended December 31, 2011	$	XX	$	XX	$	XX	$	XX

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Geographic (in millions)	United States	China/ Hong Kong	Mexico	Other	Total
Year ended December 31, 2013
Net Sales	$ XX	$ XX	$ XX	$ XX	$ XX
Long-Lived Assets	XX	XX	XX	XX	XX
Year ended December 31, 2012
Net Sales	$ XX	$ XX	$ XX	$ XX	$ XX
Long-Lived Assets	XX	XX	XX	XX	XX
Year ended December 31, 2011
Net Sales	$ XX	$ XX	$ XX	$ XX	$ XX
Long-Lived Assets	XX	XX	XX	XX	XX

Additionally, the disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2013 Form 10-K and 2014 Form 10-Q filings will reflect the revised reportable segment presentation.

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Kindly direct any questions you may have to the undersigned at (847) 832-2408.  Any additional comments may be sent to the undersigned via email (tom.de.weerdt@mjn.com) or facsimile ((812) 602-2095).  Thank you.

Very truly yours,

/s/ Tom De Weerdt

Tom De Weerdt
Vice President, Corporate Controller
Mead Johnson Nutrition Company

cc:                                Ms. Kim Calder

Mr. Michael Fay

Mr. Peter Kasper Jakobsen, Mead Johnson Nutrition Company

Mr. Peter G. Leemputte, Mead Johnson Nutrition Company

Mr. William C. P’Pool, Mead Johnson Nutrition Company

Mr. David A. Schuette, Mayer Brown LLP

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Exhibit A

Correspondence to Commission Dated November 6, 2013

TO:                           Michael Fay

CC:                          Mr. Peter G. Leemputte, Mead Johnson Nutrition Company

Mr. William C. P’Pool, Mead Johnson Nutrition Company

Subject: Follow-up Conference Call with Mead Johnson Nutrition on October 24, 2013

Dear Mr. Fay,

We appreciate the Staff taking the time to speak with us on October 24, 2013. The Company has considered each of the points expressed by the Staff on our call.  As agreed on the call, the Company respectfully submits the following outline of the Company’s position following such consideration.

Point 1:  Disaggregation of Asia / Latin America

After further review and taking into consideration the Staff’s input, the Company has decided to separately report its Asia and Latin America operating segments, beginning with its Annual Report on Form 10-K for fiscal year 2013 (the “2013 Form 10-K”).

Point 2:  Europe Operating Segment

We continue to believe that the North America and Europe operating segments meet all of the criteria outlined in ASC 280-10-50-11 for aggregation, included economic similarity, for the reasons previously outlined in our prior responses.  However, to address the Staff’s concerns, we have prepared the following information to demonstrate that the results of Europe are not quantitatively significant as defined in ASC 280-10-50-12 and that the aggregation of Europe and North America does not obscure information with respect to North America.

The tables being provided separately to the Staff as Exhibit 1 — Segment metrics analysis,* summarize the data that the Company assessed specific to the primary segment metrics of Net Sales, Earnings Before Interest and Income Taxes and Total Assets, in concluding that Europe was not quantitatively significant.  (Exhibit 1 has been omitted from this correspondence pursuant to a confidential treatment request under Commission Rule 83 (17 C.F.R. § 200.83).)

*  Previously provided to the Commission on November 6, 2013 pursuant to a confidential treatment request under Commission Rule 83 (17 C.F.R. §200.83).

As evident by the financial information provided in Exhibit 1 — Segment metrics analysis, * none of the metrics for Europe exceeded four percent of the respective total Company metrics for 2012, 2011 or 2010.  On a year-to-date basis through September 2013, none of the same metrics exceeded three percent of the total. Based on this analysis, the Company believes that the Europe operating segment is not quantitatively significant compared to global Mead Johnson operations with respect to the metrics disclosed for the Company’s segment reporting.

In addition to the above analysis, in evaluating the significance of Europe to the North America/Europe reportable segment, we have given consideration to qualitative and quantitative factors.  We have considered sales, gross profit and EBIT trends for both North America and Europe on an aggregated basis, as well as North America on a standalone basis.  There are no material differences to this trend information that results from aggregating Europe with North America.  We also note that EBIT for Europe has generally been significantly less than 5% of EBIT for North America/Europe on a combined basis when considering prior periods.

Accordingly, given that Europe would not be required to be separately presented as it does not meet the quantitative thresholds set forth in ASC 280, and in light of the fact that aggregating Europe and North America does not obscure any relevant information with respect to North America on a standalone basis, the Company respectfully acknowledges the Staff’s position while also submitting that we believe it is acceptable to present North America and Europe on a combined basis.  Understanding the concerns expressed by the Staff, the Company will continue to evaluate the materiality of the Europe operating segment on an ongoing basis.

Conclusion

In light of the foregoing, starting with the 2013 Form 10-K, the Company respectfully informs the Staff that it intends to disclose the following three reportable segments:

•                  Asia

•                  Latin America

•                  North America and Europe

In the 2013 Form 10-K, the Company would recast prior year comparative information in the Segment Information footnote and Management’s Discussion and Analysis of Financial Condition and Results of Operations to conform to the Company’s revised reportable segment presentation. Additionally, the Company’s 2014 Quarterly Reports on Form 10-Q will similarly reflect the revised segment presentation.

*  Previously provided to the Commission on November 6, 2013 pursuant to a confidential treatment request under Commission Rule 83 (17 C.F.R. §200.83).

If the Staff agrees with the Company’s position, the Company would plan to file the attached communication (labeled Exhibit A* attached here below) as correspondence via EDGAR to formally communicate to the Staff both the Company’s intentions regarding segment reporting and the proposed form of the revised segment footnote in response to the Staff’s comments and discussion.

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After the Staff has had the opportunity to consider the foregoing, please contact me via telephone (847-832-2408) or email (tom.de.weerdt@mjn.com) with any questions or comments that you may have; preferably within the next two weeks allowing the Company to proceed with the preparation of the changes as outlined above.  Thank you.

Very truly yours,

Tom De Weerdt

VP, Corporate Controller

Mead Johnson Nutrition | 2701 Patriot Blvd 4th Floor, Glenview, IL 60026

(Office): +1 (847) 832-2408 | (Cell): +1 (312) 810-6085 | * tom.de.weerdt@mjn.com

*  Exhibit A to this email correspondence was a form of the final letter being submitted to the SEC as of the date hereof (to which this email correspondence is attached as an exhibit).